United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 000-53425

CARBON CREDITS INTERNATIONAL, INC. (Exact name of registrant as specified in its charter)
2300E. Sahara Avenue Suite 800 Las Vegas, Nevada 89102 (888) 863-3423 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6 --------	☐

Approximate number of holders of record as of the certification or notice date: Approximately 97

Pursuant to the requirements of the Securities Exchange Act of 1934 CARBON CREDITS INTERNATIONAL, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2010	By:	/s/ Hans J. Schulte
Hans J. Schulte
Principal Executive Officer